

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

March 12, 2008

Via U.S. Mail

Mr. Christopher J. Wensley
Chief Executive Officer
Horizon Industries, Ltd.
Suite 1710-1040 West Georgia Street Box 83
Vancouver, BS, Canada, V6E 4H1

      Re: **Horizon Industries, Ltd.**
              Annual Report on Form 20-F for the Year Ended February 28, 2007
              as amended on February 20, 2008
              File No. 0-52302

Dear Mr. Wensley:

      We have reviewed your amended filing and your response letter dated February 20, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended February 28, 2007

General

1.   We note your response to prior comment four of our letter dated December 18, 2007 and the inclusion of interim financial statements in your filing. Please tell us if the interim financial statements vary materially from US GAAP and quantify any material variations. Refer to Instruction 3(a) and 3(b) to Item 8(A)(5) of Form 20-F.

Selected Financial Data Presented According to Canadian GAAP, page 2

2.   We note your response to prior comment five of our letter dated December 18, 2007 and the related changes to your filing. Please clarify the method in which you calculate capital expenditures for the periods presented. In doing so, please specify the types of arrangements in place where exploration work is performed prior to payment or otherwise accrued in advance.

Operating Results, page 17

3.   We note your response to comments ten and eleven of our letter dated December 18, 2007. Based on our understanding of the status of your operations and your indication that you are unable to report proved reserves, it appears that the income you have earned during the exploration stage does not meet the definition of revenue as you have not commenced your central or ongoing major operations. In this regard, please classify this income as "Income earned during the exploration stage;" rather than as Oil and gas revenue   Furthermore, since your properties have yet to be evaluated, it does not appear that you have properly applied Rule 4-10(c)(3)(ii) of Regulation S-X for US GAAP, which excludes such property from the amortization computation until it is determined whether or not proved reserves can be assigned to your properties. Based on these observations, please contact us at your earliest convenience.

Supplemental Disclosure with Respect to Cash Flows, page F-17

4.   We note that you recorded $505,919 of oil and gas expenditures in accounts payable. Please clarify how you classified the disbursements for such payables and similarly recorded payables within your statements of cash flows under US GAAP. Please refer to paragraph 17(c) of SFAS 95 for US GAAP purposes.

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: J. Cannarella
       J. Davis
       Patrick Forseille (604-488-3910)